Exhibit 12.1

Alaska Air Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	2005	2004	2003	2002	2001
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$137,200	$(20,600)	$29,000	$(101,800)	$(63,515)
Less: Capitalized interest	(8,877)	(1,662)	(2,336)	(2,646)	(10,612)
Add:
Interest on indebtedness	61,698	49,801	47,508	46,261	47,429
Amortization of debt expense	1,308	1,220	1,103	815	703
Amortization of capitalized interest	4,785	4,855	4,990	4,993	5,013
Portion of rent under long-term operating leases representative of an interest factor	109,550	103,820	96,026	91,356	84,161

Earnings Available for Fixed Charges	$305,664	$137,434	$176,291	$38,979	$63,179

Fixed Charges:
Interest	61,698	49,801	47,508	46,261	47,429
Amortization of debt expense	1,308	1,220	1,103	815	703
Portion of rent under long-term operating leases representative of an interest factor	109,550	103,820	96,026	91,356	84,161

Total Fixed Charges	$172,556	$154,841	$144,637	$138,432	$132,293

Ratio of Earnings to Fixed Charges	1.77	0.89	1.22	0.28	0.48

Coverage deficiency	$—	$17,407	—	$99,453	$69,114